                                                                  EXHIBIT (a)(9)

DENVER, COLORADO, November 14, 2001. As previously announced, Madison Liquidity Investors 117, LLC, is tendering for limited partnership units in Marriott Residence Inn II Limited Partnership, subject to the terms of its Offer to Purchase, as supplemented. The offer will expire at 5:00 p.m., New York time, on Tuesday, November 20, 2001, unless extended.

On October 15th, Madison agreed with Sutter Capital Management, LLC, among other things, that for a one-year period, except pursuant to its outstanding offers, neither Sutter nor its affiliates will acquire any units in the Partnership, solicit proxies for them or deposit them in a voting trust or similar arrangement, and that for a 90-day period Madison will agree to the same strictures with respect to CNL Income Fund, Ltd. and its affiliates, publicly-registered entities for which Madison and Sutter each have made offers. Sutter has also provided Madison a list of the Partnership's limited partners.

Sutter has made previous offers for Units of the Partnership and MRI I. The two Sutter offers of which Madison is aware are its May 7, 2001 offer for 3,000 Units of MRI I at $175 per Unit, and its September 10, 2001 offer for 2,000 Units of the Partnership at $250 per Unit. Madison does not know what the results of these offers were, but understands, based on Sutter's tenders into Madison's offers, that Sutter owned 1,557 Units in the Partnership and 478 Units in MRI I prior to those tenders.

Sutter will tender to the Purchaser any Partnership and MRI I securities it acquires prior to termination of the Offer, waiving withdrawal rights, and will be prohibited from making subsequent offers or acquisitions (except for specified limited ones) of Units through October 14, 2002. Absent other developments in the market for Partnership Units, the effect of this agreement may be a decrease in their market value as a result of a diminution of demand.

Madison has amended its tender offer materials providing additional information about these arrangements, which is available on the internet at www.sec.gov, and may be obtained from offices of the Securities and Exchange Commission.

Questions and requests for assistance or additional copies of tender offer materials may also be directed to Madison Liquidity Investors 112, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.